Exhibit 99.1

AMTD International Inc.

SGX RULE 210(1)(B)(I) DISCLOSURE

AMTD International Inc. (“AMTD International” or the “Company”) (NYSE: HKIB; SGX: HKB), a NYSE and SGX-ST dual-listed company, has previously undertaken to conduct future placement through an offering of Class A Shares in Singapore (with such Class A Shares to be held through CDP) within 12 months from the date of its secondary listing on the Mainboard of the SGX-ST on 8 April 2020 following rule 210(1)(B)(I) of SGX-ST.

As part of the Company’s overall strategy plan for corporate development and capital management activities, the Company has applied to the SGX-ST, and the SGX-ST has no objection to grant the Company, for an extension of time to conduct an offering of Class A Shares in Singapore (with such Class A Shares to be held through CDP) by no later than 7 April 2022.